ARCHER-DANIELS-MIDLAND COMPANY
4666 Faries Parkway
Decatur, Illinois 62526
February 15, 2011

Ms. Cecilia Blye	Via EDGAR and telecopier (202) 772-9203
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2010
Filed August 30, 2010
File No. 1-00044
Dear Ms. Blye:
     This letter shall serve as the response of Archer-Daniels-Midland Company (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated February 1, 2011. The Staff’s comments have been reproduced in italic in this letter and the response of the Company to each comment is set forth immediately following the comment.
General
1.	We note the disclosure on page 12 in your Form 10-K that you operate in, or plan to expand or develop your business in, emerging market areas such as the Middle East and Africa, regions generally understood to include Iran, Syria, and Sudan. We are also aware of news reports dated December 24, 2010 indicating that you have licenses to export to Iran, Cuba, and Sudan, among other countries.
As you know, Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions or asset controls, and U.S. export controls. Your Form 10-K does not include any information on your contacts with these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since your letter to us dated June 5, 2008. Your response should describe any goods, services, technology, information, or support you have provided, directly or indirectly, to the referenced countries, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
     Response:
     Since June 5, 2008, when we responded to a comment letter from the Staff addressing the Company’s sales to counterparties located in Cuba, Iran, North Korea, Sudan and Syria, the Company (and certain of its foreign affiliates) has continued to engage in limited commercial transactions for the

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February 15, 2011
sale of agricultural commodities, food, food ingredients, animal feed or animal feed ingredients with counterparties located in Cuba, Iran, Sudan and Syria.
     To the knowledge of the undersigned, after reasonable inquiry, a small percentage of the transactions involved government-controlled agencies; however, no counterparty in any of these transactions appeared on the list of denied parties and entities maintained by the Office of Foreign Asset Control and Bureau of Industry and Security. All transactions were negotiated on an arm’s-length basis and were governed by commercial agreements containing terms that are standard in the Company’s agreements for transactions in these goods.
     While it is difficult to predict the potential for future commercial transactions with or involving counterparties located in the referenced countries, we anticipate that, barring a change in U.S. export policy or law, we will continue to engage in business transactions in these countries as described above.
2.	Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.
     Response:
     The Company does not believe the transactions described above to be material in quantitative or qualitative terms, nor do they present a material investment risk for our security holders. Since July 1, 2007, the subject transactions represent in the aggregate less than 0.5% of the Company’s revenues, with the terms of sale in essentially all cases being on the basis of cash-in-advance, letter of credit or cash against documents. The Company’s assets and liabilities in the referenced countries are limited to accounts receivable and accounts payable associated with these sales transactions and immaterial amounts of inventory; the Company does not operate any manufacturing facilities in these countries.
     As stated above, all of these transactions involve agricultural commodities, food, food ingredients, animal feed or animal feed ingredients. To the knowledge and belief of the undersigned, after reasonable inquiry, no stockholder or potential investor has raised these transactions as a source of concern in any respect.
     As specifically requested by the Commission, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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February 15, 2011
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     I trust that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me by telephone at (217) 424-6183 or by telecopier at (217) 424-6196. Please note that the Staff’s comment letter dated February 1, 2011 was addressed to the telecopier number (217) 424-5447, which is incorrect, and I respectfully request that the Staff update its records accordingly to facilitate timeliness in future communications.
Very truly yours,

/s/ D. J. Smith
D. J. Smith
Executive Vice President, General Counsel & Secretary

cc: Pradip Bhaumik